Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Goldbelt grants options

    TORONTO, Feb. 16 /CNW/ - Goldbelt Resources Ltd. (TSXV: GLD) has granted
650,000 incentive stock options exercisable at $1.08 which will expire in
February, 2012. Of these options, 500,000 have been granted to officers and directors of the company and 100,000 have been awarded to an employee of the company engaged in investor relations activities. These stock options have been granted in accordance with the company's 2005 stock option plan.

    GOLDBELT RESOURCES LTD.

    Per: "Collin Ellison"
    Collin Ellison, President and CEO

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this news release.

    %SEDAR: 00004199E          %CIK: 0001013785

    /For further information: please visit the Company's website
www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or
Collin Ellison, President and CEO at (416) 364-0557 or by email
lsandilands(at)goldbeltresources.com/
    (GLDRF GLD.)

CO:  Goldbelt Resources Ltd.

CNW 17:06e 16-FEB-07